Mail Stop 3561

August 11, 2005

Audrey Reich, President
Dynamic Alert Limited
45563 RPO Sunnyside
Surrey, B.C.  V4A  9N3

      RE:  Dynamic Alert Limited ("the company")
              Amendment No. 3 to Registration Statement on
              Form SB-2
              Filed June 27, 2005
              File No.  333-119566

Dear Ms. Reich:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note in all future amended filings, ensure that the red-lined copy is accurately marked to show the changes from the previous filing.





Audrey Reich
Dynamic Alert Limited
August 11, 2005
Page 2


Risk Factors, page 5
2. In our 4th comment in the staff`s letter dated March 21, 2005, we had requested a correction to your risk factor 5. It appears you have deleted this risk factor. Please reinsert this risk factor in light of its apparent importance, "if Dynamic fails to sell the entire offering, it may never commence operations and your investment would be lost."

Offering, page 5
3. This registration statement relates to an offering of common stock by the Company as a means to raise capital. It is unclear why the following disclosure is inserted in the second paragraph which states that "no officers, directors or shareholders own any of the shares being offered." Please advise.

Item 3- The Company, page 4

4. We note the company intends to get into a certain line of business. However, according to the filing "Dynamic will require $19,000 in order to begin operations. We further note under "Use of
Proceeds", the company`s plans in the event it raises only $9,000 (10%). In the last paragraph of the section, "The Company", it states "in the event that we raise only a nominal amount of money from this offering, such as $2,500 or less, we will endeavor to
proceed with our plan of operations..."   Please reconcile and
provide a detailed, specific business plan, including the day-to-day operations.
5. Further, discuss the same concern if the Company fails to raise an additional $20,000 to remain operational for the next twelve months.
Clearly discuss your business and your day-to-day operations if you do not raise the $39,000. Upon receipt of your response, we may have further comment.
6. Please disclose if there is a dollar cap that the founders and directors are willing to contribute to the company.








Audrey Reich
Dynamic Alert Limited
August 11, 2005
Page 3

Item 4- Use of Proceeds, page 8

7. We note in the second risk factor that management does not have any specific, direct experience in operating a personal security business. Please explain why in your use of proceeds table that training and consulting is not listed as a high priority expenditure.
Also, consider and briefly explain how you would accomplish the other tasks listed in the table, given this lack of experience.
8. Please disclose if the company has had any discussions, agreements, or understandings with any consultants or experts in the personal security field.
9. Here or elsewhere in an appropriate section of the prospectus, please discuss in some detail the types of products that will make up the company`s inventory.
10. Please expand the disclosure addressing if Dynamic raises less than 10% of the total offering. Tell us more specifically how the company will allocate the proceeds to the categories of Legal and accounting, Travel and marketing, and Website development as noted in the paragraph following the table on page 8. We may have further comment.

Item 8- Plan of Distribution, page 10

11. Please revise the disclosure on the cover page so that it is consistent with that in the plan of distribution section. For example," we will keep the offering open until we sell all of the shares registered, or November 30, 2005, which ever occurs first."

Government Controls and Approvals, page 15
12. We reiterate our comment under this heading in the staff`s
March
21, 2005 letter. Please address the requirements or standards of the
Labor Standards, and Occupational Health and Safety as they would directly affect the operations of the company.






Audrey Reich
Dynamic Alert Limited
August 11, 2005
Page 4

Research and Development Activities and Costs, page 16
13. With respect to our previous comment under this heading, we do not understand the meaning of the last sentence of paragraph one. Please revise to adequately explain the basis for management`s belief that "the niche market targeted by Dynamic is presently under serviced..."
14. The second paragraph should be revised to refer to the effectiveness of the registration statement.

Employees, page 16
15. We reiterate our previous comment under this heading. Please revise to adequate explain who and how the services will be provided to prospective clients given the fact that apparently only one person, Mr. Hawkings, will be responsible for "performing any private and personal security services as well as directing operations for the security of special events." We also note that the company has no plans to hire any employees within the first year of operations.

Expenditures, page 19

16. Please revise to explain "[W]e intend to outsource product manufacturers to provide the necessary training for the safe use of their products." as noted under the sub-heading "Training and Consulting". We may have further comment.

General

17. Please update the information throughout the prospectus to the latest date practicable.
18. Please note the updating requirements pursuant to Item 310(g) of
Regulation S-B.
19. Also, a currently dated consent of the independent accountants should be included in the next amendment to be filed





Audrey Reich
Dynamic Alert Limited
August 11, 2005
Page 5

Exhibit Section
Stock Subscription Agreement

20. With respect to the Stock Subscription Agreement Section 2, it states" if the offering is consummated for any reason, the subscription payment will be returned, in full, as soon as practicable following termination of the offering or date of rejection. Please revise the disclosure to state will return promptly. We note that this is a best-efforts no minimum offering and the company will have immediate access to the funds. Please explain the following disclosure "if the offering is not consummated for any reason" your funds will be returned, in full as soon as practicable.




Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.










Audrey Reich
Dynamic Alert Limited
August 11, 2005
Page 6





Please contact David Burton at (202) 551-3626 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 551-3395 with any other questions.



Sincerely,




John Reynolds

Assistant Director



CC:   W. Scott Lawler, Esq.
         (403) 272-3620 via fax